Exhibit 99.1

ENTRÉE GOLD WELCOMES AGREEMENT TO ADVANCE
OYU TOLGOI UNDERGROUND DEVELOPMENT

Vancouver, B.C., May 19, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA – “Entrée” or the “Company”) welcomes the May 18, 2015 joint announcement that an Oyu Tolgoi Underground Mine Development and Financing Plan (the “Mine Plan”) has been signed by the Government of Mongolia, Entrée’s joint venture partner, Oyu Tolgoi LLC (“OTLLC”), Turquoise Hill Resources Ltd.  (TSX: TRQ; NYSE: TRQ; NASDAQ: TRQ – “Turquoise Hill”), and Rio Tinto (NYSE: RTP; LSE: RIO.L; ASX: RIO.AX).

The Mine Plan addresses outstanding OTLLC shareholder matters and provides a pathway forward to the eventual restart of Phase 2 underground development, including Lift 1 of the Entrée-OTLLC joint venture’s Hugo North Extension deposit. Next steps for Oyu Tolgoi stakeholders will include approval of the underground feasibility study and project financing as well as obtaining all required permits. The Mine Plan also confirms the project cost for Oyu Tolgoi’s initial construction and development and reinforces the principles set out in the Oyu Tolgoi Investment Agreement and the Amended and Restated Shareholders Agreement, which governs the relationship among OTLLC shareholders.

Greg Crowe, President and CEO of Entrée, stated: “Achievement of this major milestone signals that the parties involved are firmly committed to moving the underground development forward.  Oyu Tolgoi’s immense size and exceptionally high grades are seldom seen in our industry and this project is poised to benefit the country of Mongolia for decades to come.  Successful development of the underground operations is critical to realizing the full potential of Oyu Tolgoi.”

Entrée has a 20% carried interest in mineralization extracted from the Hugo North Extension and Heruga deposits, which are located along the Oyu Tolgoi trend of copper-gold-molybdenum mineralization. Oyu Tolgoi is the world’s largest and richest, undeveloped porphyry copper-gold±molybdenum project.  Some of the highest grade copper-gold mineralization lies within the Hugo North Extension deposit and the highest molybdenum grades occur within the Heruga deposit.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada and recently completed a pre-feasibility level drill program.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the potential development of future phases of the Oyu Tolgoi project, including Lift 1 of the Hugo North Extension deposit. In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the timing and cost of the construction and expansion of mining and processing facilities; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; the timing to satisfy all conditions precedent to the availability of Oyu Tolgoi project financing; the approval of the underground feasibility study by OTLLC and its shareholders; the obtaining of necessary governmental approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine ; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of the governments to foreign investment; risks associated with the conduct of joint ventures; recent global financial conditions; changes in project parameters as plans continue to be refined; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2014, dated March 30, 2015 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.